SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Research In Motion, LTD.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    760975102
                                 (CUSIP Number)


                                November 30, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 760975102                                           Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gilder Gagnon Howe & Co. LLC
           13-3174112
--------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]

                                                                   (b)   [ ]
--------------------------------------------------------------------------------
3)         SEC USE ONLY

---------- ---------------------------------------------------------------------
4)         CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
           NUMBER                    5)     SOLE VOTING POWER
           OF                               10,975
           SHARES                -----------------------------------------------
           BENEFICIALLY              6)     SHARED VOTING POWER
           OWNED BY                         None
           EACH                  -----------------------------------------------
           REPORTING                 7)     SOLE DISPOSITIVE POWER
           PERSON                           None
           WITH                  -----------------------------------------------
                                     8)     SHARED DISPOSITIVE POWER
                                            3,734,455
--------------------------------------------------------------------------------
9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,734,455
--------------------------------------------------------------------------------
10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                               [ ]
--------------------------------------------------------------------------------
11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.8%
--------------------------------------------------------------------------------
12)        TYPE OF REPORTING PERSON

           BD
--------------------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).     Name of Issuer:

Research In Motion, LTD.

Item 1(b).     Address of Issuer's Principal Executive Offices:

295 Phillip Street
Waterloo, Ontario N 2L 3W8
CANADA

Item 2(a).     Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).     Citizenship:

New York

Item 2(d).     Title of Class of Securities:

Common Stock

Item 2(e).     CUSIP Number:

760975102

Item   3.  If  this  statement  is  filed  pursuant   toss.ss.240.13d-1(b),   or
           240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [X] Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e) [ ]  Investment    Adviser   in   accordance    with   ss.
                           240.13d-1(b)(1)(ii)(E)

                  (f) [ ] Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

                  (g) [ ]  Parent   Holding   Company  or   control   person  in
                           accordance with ss.240.13d-1(b)(ii)(G)

                  (h) [ ] Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i) [ ]  Church plan that is excluded  from the  definition of
                           an  investment   company  under  ss.3(c)(15)  of  the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j) [ ]  Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.           Ownership.

                  (a)      Amount beneficially owned:  3,734,455

                  (b)      Percent of class:  5.8%

                  (c)      Number of shares as to which such person has:

                           (i)    Sole  power to vote or to  direct  the vote:
                                  None

                           (ii)   Shared  power to vote or to  direct  the vote:
                                  None

                           (iii)  Sole   power  to  dispose  or  to  direct  the
                                  disposition of: None

                           (iv) Shared power to dispose or to direct the disposition of: 3,734,455

The shares reported include 3,309,025 shares held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 414,455 shares held in accounts owned by the partners of the Reporting Person and their families, and 10,975 shares held in the account of the profit-sharing plan of the Reporting Person (the "Profit Sharing Plan").

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                                       December 10, 1999
                                                       ------------------------
                                                              Date


                                                       /s/ Walter Weadock
                                                       ------------------------
                                                             Signature


                                                       Walter Weadock, Member
                                                       ------------------------
                                                            Name/Title